UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on refinery sales

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Rio de Janeiro, October 1, 2020 - Petróleo Brasileiro S.A. - Petrobras informs that today the plenary composition of the Supreme Federal Court (STF), by majority vote, denied the preliminary injunction request formulated by the Federal Senate and Congress comitees regarding the Complaint 42576 to suspend the processes of divestment in refining and their respective logistic assets.

Therefore, the company will continue the competitive processes for divestment of Landulpho Alves Refinery (RLAM) in Bahia, Presidente Getúlio Vargas Refinery (REPAR) in Paraná, Abreu e Lima Refinery (RNEST) in Pernambuco, Shale Industrialization Unit (SIX) in Paraná, Alberto Pasqualini Refinery (REFAP) in Rio Grande do Sul, Gabriel Passos Refinery (REGAP) in Minas Gerais, Isaac Sabbá Refinery (REMAN) in Amazonas and Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará.

Today's decision enables the continuity of the portfolio optimization and capital allocation improvement strategy, allowing greater generation of value for our shareholders. Petrobras CEO, Roberto Castello Branco, commented the result: "We are very happy. We have always believed in a positive result because we have confidence in the capacity of our Supreme Court".

Finally, Petrobras reinforces its commitment to a wide transparency of its divestment projects and portfolio management and informs that subsequent steps will be disclosed to the market in accordance with the company's divestment guidelines and Decree 9,188/2017.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer